RAYMOND JAMES & ASSOCIATES, INC.

September 21, 2011

Via Email and EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Macon Financial Corp.

Registration Statement on Form S-1 (Registration No. 333-174826)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Macon Financial Corp. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 2:00 p.m. on September 21, 2011, or as soon thereafter as may be practicable.

Very truly yours,

Raymond James & Associates, Inc.

/s/ Charles L. Stubbs
Name:	Charles L. Stubbs
Title:	Vice President